Exhibit 99.1

LATAM Makes Progress with the Court and Can Begin Solicitation Process

●	The group’s Disclosure Statement was approved today upon consideration that the information provided by LATAM is sufficient to enable its creditors to vote on its Plan of Reorganization.

●	This represents an important milestone in the group’s journey to exit Chapter 11.

Santiago, Chile, March 21, 2022 – LATAM Airlines Group S.A. (“LATAM”) (SSE: LTM) and its affiliates in Brazil, Chile, Colombia, Ecuador, Peru, and the United States made important progress today in its Chapter 11 proceeding in the United States, after the Court approved the adequacy of the Chapter 11 Disclosure Statement for LATAM. This resolution establishes that the documentation provided by LATAM in the process is sufficient to allow the group to commence solicitation of votes, during which it will seek approval of the Plan from creditors. The decision comes after LATAM first filed its Plan of Reorganization on November 26, 2021 (the “Plan”).

LATAM will begin the process of soliciting votes to approve the Plan shortly. The Solicitation Period will last until May 2, 2022.

The Court has also set the Confirmation Hearing to take place on May 17 and 18, 2022, at which point the Court will evaluate the Plan of Reorganization, the last milestone of the bankruptcy process in the United States. LATAM continues to anticipate completion of the process and emergence from Chapter 11 in the second half of 2022.

This comes after the Court approved LATAM’s new amended and restated debtor-in-possession financing proposal between LATAM and its creditors on March 15, 2022, enabling LATAM to access $3.7 billion in liquidity and refinance its existing DIP loan agreement (Super-Priority Debtor-in-Possession Term Loan Agreement). Additionally, the new loan agreement extends the maturity date in accordance with the timing that LATAM is targeting for emergence from the Chapter 11 Proceeding.

Last week, the Court approved LATAM’s backstop agreement in support of the Plan and financing proposed by LATAM and some of its direct and indirect affiliates. These agreements represent approximately $5.4 billion in committed funds.

The Plan, Disclosure Statement, and other relevant case materials can be accessed publicly at cases.primeclerk.com/LATAM.

About LATAM Airlines Group

LATAM is the principal group of airlines in Latin America with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group freighter airline subsidiaries. In addition to having access to the passenger cargo holds of LATAM group, they have a fleet of 12 freighters, which will gradually increase to a total of up to 21 freighters by 2023. They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure with a wide variety of services and protection options to meet all cargo customer needs.

Media Contacts

Lorena Ampuero, External Communications Manager, LATAM Airlines Group

Rachel Chesley / Ana Heeren, FTI Consulting

comunicaciones.externas@latam.com

Investor Contact

Tori Creighton, Head of Investor Relations LATAM Airlines Group

investorrelations@latam.com